AM 3-23-2005 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05041164

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-52323~~ 8-52323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Street
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Schoenike 414-287-3994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street, Ste 1400 (Address) Minneapolis (City) Minnesota (State) 55402 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 0 1 2005 WASH, D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2005

3/23/05

OATH OR AFFIRMATION

I, James Schoenike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NANCY K. SCHULTZ
NOTARY
PUBLIC
STATE OF WISCONSIN

Signature

President
Title

Notary Public
My commission expires 8/28/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
December 31, 2004
With Report of Independent Registered Public Accounting Firm

0502-0616737

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 11, 2005

Quasar Distributors, LLC

(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 9,781,233
Commissions and fees receivable	604,826
Office equipment and software, net of accumulated depreciation of $245,297	451,711
Intangible assets, net of accumulated amortization of $155,773	142,227
Goodwill	466,410
Other assets	63,554
Total assets	$11,509,961
Liabilities and member's equity	
Liabilities:	
Payable to affiliate	$ 4,516,747
Payable to mutual funds	1,787,225
Current income taxes payable	1,434,391
Deferred tax liability	135,586
Accounts payable, accrued expenses, and other liabilities	194,370
Total liabilities	8,068,319
Member's equity:	
Contributed capital, 1,250,000 units	1,250,000
Retained earnings	2,191,642
Total member's equity	3,441,642
Total liabilities and member's equity	$11,509,961

See accompanying notes.

1. Organization

Quasar Distributors, LLC (the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent).

The Company is registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD) as a broker-dealer under the Securities Exchange Act of 1934. The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(2)(i) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

As of December 31, 2004, $4,487,248 of cash and cash equivalents was restricted for default account 12b-1 fees and default account sales commissions for the benefit of First American Funds, an affiliate of the Company.

Investments

The Company held no investments other than cash and cash equivalents at December 31, 2004.

Office Equipment and Software

Office equipment and software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

2. Significant Accounting Policies (continued)

Intangible Assets

The price paid over the net fair value of an acquired business (goodwill) is not amortized in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. Other intangible assets are amortized over their estimated useful lives, using the sum-of-the-digits method. The recoverability of goodwill and other intangible assets is evaluated annually. This evaluation includes assessing the estimated fair value of the intangible asset based on the present value of estimated future cash flows associated with the asset.

Fair Value of Financial Instruments

At December 31, 2004, substantially all of the Company's financial instruments (cash and cash equivalents) are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. Income taxes are provided on a separate company basis, and payments are received from or remitted to the Parent. Actual income tax expense does not differ substantially from the amount which would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year-end.

Stock-Based Compensation

The Parent grants stock awards to the Company's employees, including restricted stock and options to purchase common stock of the Parent. Stock option grants are for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company recognizes stock-based compensation in its results of operations utilizing the fair value method under SFAS No. 123, *Accounting for Stock-Based Compensation*. Stock-based compensation is recognized using an accelerated method of amortization for awards with graded vesting features and on a straight-line basis for awards with cliff vesting. The amortization of stock-based compensation reflects

2. Significant Accounting Policies (continued)

estimated forfeitures adjusted for actual forfeiture experience. As compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from exercise or release of restrictions. At the time stock options are exercised, cancelled, or expire, the Company may be required to recognize an adjustment to tax expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Recently Issued Accounting Standards

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004) (SFAS No. 123R), *Share-Based Payment*, a revision of SFAS No. 123. SFAS No. 123R requires companies to measure the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award. This statement eliminates the use of the alternative intrinsic value method of accounting that was allowed when SFAS No. 123 was originally issued. The provisions of this statement are effective in the first interim reporting period beginning after June 15, 2005. Because the Company retroactively adopted the fair value method in 2003, the revised statement will not have a significant impact on the Company's financial statements.

4. Payable to Mutual Funds

Amounts payable to mutual funds represent cash received by the Company, which is available for payment of the mutual funds' 12b-1 fees. As of December 31, 2004, $1,787,225 of the payable to mutual funds is invested in the First American Treasury Reserve Fund and will be held there until a request for disbursement is received from a mutual fund. All interest earned on such investments accrues to the Company.

4. Payable to Mutual Funds (continued)

The remaining amount payable to mutual funds of $4,516,747 as of December 31, 2004, is primarily invested in the First American Prime Obligation Fund and represents default account 12b-1 fees and default account sales commissions of the First American Funds, an affiliate of the Company.

5. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in the Parent's employee benefit plans, including the defined-contribution pension plan and a defined-contribution retirement savings plan. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Participation in the defined-contribution retirement savings plan allows qualified employees at their option to make contributions through salary deductions. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

The Company's employees participate in the Parent's various incentive plans.

6. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with it Parent, U.S. Bancorp, and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided for affiliates, costs for occupancy, and general and administrative services.

Cash and cash equivalents of the Company are invested in the First American Treasury Reserve Fund and the First American Prime Obligation Fund, money market mutual funds which are sponsored by the Parent.

At December 31, 2004, the Company has outstanding commission and fee receivables of $8,359 from certain First American mutual funds.

7. Income Tax

The components of the Company's deferred tax liability as of December 31, 2004, were:

Deferred tax assets:	
Accrued severance, pension, and retirements	$ 25,902
Stock compensation	60,040
Gross deferred tax assets	85,942
Deferred tax liabilities:	
Fixed assets depreciation	(105,559)
Capitalized project costs	(83,043)
Pension	(32,926)
Gross deferred tax liabilities	(221,528)
Net deferred tax liability	$(135,586)